

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2022

William Siwek
Chief Executive Officer
TPI Composites, Inc.
8501 N. Scottsdale Rd.
Gainey Center II, Suite 100
Scottsdale, AZ 85253

      Re: TPI Composites, Inc.
         Registration Statement on Form S-3
         Filed March 4, 2022
         File No. 333-263305

Dear Mr. Siwek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology

cc: Kim de Glossop